Exhibit 1

                            KOOR INDUSTRIES LTD.


              NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


                         Tel-Aviv, November 2, 2001


DATE:      Sunday, December 2, 2001

TIME:      1:30 p.m., Israel time

VENUE:     Koor Headquarters
           Platinum Building
           21 Ha'arba'ah Street
           19th Floor
           Tel Aviv 64739
           Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:         Koor Industries Ltd. ("Koor" or  the "Company")
Deposit Agreement:       Deposit Agreement, dated as of November 13, 1995,
                         by and among, The Bank of New York, as depository
                         (the "Bank"), Koor and the ADRs Holders (the
                         "Deposit Agreement")
ADR CUSIP No:            500507108**
ADS Record Date:         The close of business in New York on October 26,
                         2001**
Deeming Provisions:      For the purposes of this Notice, any reference to
                         shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders.

         Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Sunday, December 2, 2001 at 1:30 p.m., Israel time, at the Company's headquarters located at the Platinum Building, 21 Ha'arba'ah Street, 19th Floor, Tel Aviv 64739, Israel.

--------------
* Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS 0.001 ("the Ordinary Shares").

** As determined by the Bank, or in reliance on information furnished to Koor by the Bank under the Deposit Agreement.


The following is the Agenda for the Meeting:

         By Ordinary Resolution:

1. To declare that the interim dividend in the amount of NIS 3.8 per Ordinary Share paid on July 3, 2000 shall constitute the only dividend for the year ended December 31, 2000.

2. To reappoint Mrs. Irit Izakson as a member of the Board of Directors of the Company.

3. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

4. To change the Company's reporting practices from complying with Israeli Securities Law requirements to complying with U.S. securities law requirements, in accordance with Article 35.32 of the Israeli Securities Law.

         In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2000 and the Report of the Directors for the year ended December 31, 2000.



                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary



                                                                  Exhibit 2

                            Koor Industries Ltd.
                             Platinum Building
                            21 Ha'arba'ah Street
                                 19th Floor
                           Tel Aviv 64739, Israel


                              PROXY STATEMENT


         This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Sunday, December 2, 2001 at 1:30 p.m., Israel time, at the Company's headquarters located at the Platinum Building, 21 Ha'arba'ah Street, 19th Floor, Tel Aviv 64739, Israel.

         It is proposed to adopt the following Ordinary Resolutions at the
Meeting:

         1.    To declare that the interim dividend in the amount of NIS
               3.8 per Ordinary Share paid on July 3, 2000 shall constitute the only dividend for the year ended December 31, 2000. (See Item A1 below.)

         2. To reappoint Mrs. Irit Izakson as a member of the Board of Directors of the Company. (See Item A2 below.)

         3. To reappoint Somekh Chaikin, a member of KPMG International ("Somekh Chaikin"), as the Company's auditors and to authorize the Board of Directors to determine their audit fees. (See Item A3 below.)

         4. To change the Company's reporting practices from complying with Israeli Securities Law requirements to complying with U.S. securities law requirements, in accordance with Article
               35.32 of the Israeli Securities Law. (See Item A4 below.)

         The Board of Directors will present the Meeting with the Audited Financial Statements of the Company and the Report of the Directors for the year ended December 31, 2000.

         At the close of business on October 26, 2001, the Company had 15,180,379 outstanding Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

         A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

         An Ordinary Resolution shall be deemed to have been passed, if the members present, personally or by proxy, hold shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. In the case of the Ordinary Resolution described in Item A4 below, however, such Ordinary Resolution shall be deemed to have been passed, if the "non-controlling" members present (as such term is defined under Israeli Securities Law), personally or by proxy, hold shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the "non-controlling" holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution.

         According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed if the majority of the voting rights of the present shareholders (or the majority of the voting rights of the present "non-controlling" shareholders in the case of the Ordinary Resolution described in Item A4), in person or by proxy, vote in favor of the resolution.

Item A1 - Approval of the Dividend for the Year Ending December 31, 2000.

         The Company paid the Shareholders an interim dividend according to a resolution of the Board of Directors, in its discretion, of NIS 3.8 per Ordinary Share on July 3, 2000.

         The Board of Directors recommends that the amount of such interim dividend shall constitute the entire dividend for the year ended December 31, 2000. It is proposed that the Meeting adopt the following Ordinary
Resolution:

         "RESOLVED, that the interim dividend in the amount of NIS 3.8 per Ordinary Share paid on July 3, 2000 shall constitute the entire dividend for the year ended December 31, 2000."

         The Board of Directors recommends voting FOR the said dividend of NIS 3.8 per Ordinary Share.

Item A2 - Approval of the Reappointment of Mrs. Irit Izakson as a Member of the Board of Directors of the Company.

         The Board of Directors recommends to reappoint Mrs. Irit Izakson as a member of the Board of the Directors of the Company.

         Mrs. Irit Izakson was appointed a director by a decision of the Board of Directors of the Company and has been a director of Koor since September 2000. She was previously Head of the Industrial Sector at the Business Division of Bank Leumi Le-Israel Ltd. She is a director of several financial, investment and commercial companies including Bank Hapoalim, Israel Corp. Mehadrin Ltd., Meshulam Levinshtein Ltd., Nisco Industries Ltd., Erison Holdings (1998) Ltd., and Eurocom Telecommunication Ltd. Mrs. Izakson holds a B.A. in Economics from Tel Aviv University and an M.Sc in Operational Research from Tel Aviv University.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution:

         "RESOLVED, that Mrs. Irit Izakson be and is hereby appointed as a director and a member of the Board of Directors of the Company."

         The Board of Directors recommends voting FOR the reappointment of Mrs. Irit Izakson to the Board of Directors.

Item A3 - Reappointment of Auditors and Determination of Fees.

         Shareholders are requested to reappoint the Company's existing auditors, Somekh Chaikin, as the auditors of the Company until the Company's next Annual General Meeting, and to authorize the Board of Directors to determine their fees for such period.

         It is proposed that the Meeting adopt the following Ordinary
Resolution:

         "RESOLVED, that the Company's auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors."

         The Board of Directors recommends voting FOR the reappointment of Somekh Chaikin as auditors of the Company.

Item A4 - Approval of the Change in the Company's Reporting Practices.

         Under new provisions of the Israeli Securities Law and the Securities Regulations (Immediate and Periodical Reports of Outside Corporation) 2000, a company whose shares are traded both on the Tel Aviv Stock Exchange ("TASE") and certain foreign exchanges, may elect to report to Israeli authorities solely in accordance with the reporting requirements to which that company is subject to under the securities laws of the foreign jurisdiction where it is traded. Accordingly, because the Company is traded both on the TASE and the New York Stock Exchange (the "NYSE"), it may elect to comply only with the reporting requirements to which it is subject to under the rules and regulations of U.S. securities laws and of the NYSE.

         If the foregoing resolution is adopted, it will enable the Company to prepare one set of reports and notices and to follow one system of rules and regulations regarding reporting procedures. Shareholders will continue to receive adequate information regarding the Company as the Company will continue to comply with the rules and regulations of U.S. securities laws and of the NYSE.

         The Board of Directors recommends that the Shareholders approve the election by the Company to change its reporting practices to comply with the reporting requirements to which it is subject under U.S.
securities law and the rules of the NYSE.

         It is proposed that the Meeting adopt the following Ordinary
Resolution:

         "RESOLVED, that the Company's reporting practices be, and they hereby are, changed from complying with Israeli Securities Law requirements to complying with U.S. securities law requirements, in accordance with
Article 35.32 of the Israeli Securities Law."

                                 * * * * *

         The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2000 and the Report of the Directors for the year ended December 31, 2000. A representative of the Company's auditors is expected to be present at the Meeting, and to be available to respond to appropriate questions from the Shareholders.

         Other than as set forth above, management knows of no other business to be acted upon at the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary


Tel-Aviv, Israel
November 2, 2001


                                                                  Exhibit 3


                               [PROXY CARD]

                            KOOR INDUSTRIES LTD.
                      Instructions to The Bank of New
                York, as Depositary (Must be received prior
               to the close of business on November 26, 2001)


         The undersigned, registered Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of stock represented by such Receipt of Koor Industries Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on October 26, 2001 at the Annual General Meeting of Shareholders of Koor Industries Ltd. to be held on December 2, 2001 in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the depositary how it is to vote by marking the appropriate box by each resolution.

                                                       KOOR INDUSTRIES LTD.
                                                             P.O. BOX 11039
                                                  NEW YORK, N.Y. 10203-0039


To change your address, please mark this box  [  ]


To include any comments, please mark this box [  ]


Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.




Mark, Sign, Date and Return      This Voting Instruction must be signed by the
the Proxy Card Promptly          person in whose name the relevant Receipt is
Using the Enclosed               registered on the books of the Depositary. In
Envelope.                        the case of a Corporation, the Voting
                                 Instruction must be executed by a duly
                                 authorized Officer or Attorney.


The following is the Agenda for the Meeting:

By Ordinary Resolution:                                        FOR    AGAINST

1.       To declare that the interim dividend in the amount
         of NIS 3.8 per Ordinary Share paid on July 3, 2000
         shall constitute the only dividend for the year
         ended December 31, 2000.                             |_|     |_|

2.       To reappoint Mrs. Irit Izakson as a member of the
         Board of Directors of the Company.                   |_|     |_|

3.       To reappoint Somekh Chaikin, a member of KPMG
         International, as the Company's auditors and to
         authorize the Board of Directors to determine their
         audit fees.                                          |_|     |_|

4.       To change the Company's reporting practices from
         complying with Israeli Securities Law requirements
         to complying with U.S. securities law requirements,
         in accordance with Article 35.32 of the Israeli
         Securities Law.                                     |_|     |_|



                     Shareholder sign here                  Date
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                     Co-Owner sign here